SHIN
CORPORATION

02 MAY 29 AM 11:1

May 17, 2002

02034389

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 034/2002**
  Subject: Notification of the progress of the offering of debentures and warrants to purchase ordinary shares
  Date: May 16, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 5/29

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Enclosure

SHIN
CORPORATION

02 MAY 29 AM

May 14, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), documents described below are enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 031/2002**
  Subject: Submission of the Reviewed Financial Statements for the First Quarter of Year 2002
  Date: May 14, 2002

- **Stock Exchange of Thailand Filing, SH 032/2002**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.3/2002
  Date: May 14, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 16, 2002

SH 034/ 2002

May 16, 2002

Re : Notification of the progress of the offering of debentures and warrants to purchase ordinary shares

To : President
The Stock Exchange of Thailand

Pursuant to the Annual General Meeting of Shareholders of Shin Corporation Public Company Limited (the Company) held on April 30, 2002, at 2.00 p.m., the meeting approved the issuance and offering of debentures and warrants to purchase newly-issued ordinary shares of the Company. The Company would like to inform you of the features of the debentures and warrants to purchase newly-issued ordinary shares of the Company as follow:

Debentures : Additional information is interest rate which is summarized in details of debentures as follows:

Type of debentures	:	Name registered form, unsubordinated and unsecured debentures having a debentureholders' representative
Maturity	:	Five years from the issue date
Amount to be offered	:	3 million units
Par value per unit	:	Baht 1,000
Offering price per unit	:	Baht 1,000
Total offering amount	:	Baht 3,000 million
Interest rate	:	Baht 305.2823 per unit, one-time interest payment to be made on the maturity date
Interest payment	:	One-time interest payment to be made on the maturity date
Credit Rating	:	A+ rated by Thai Rating and Information Services Co., Ltd.
Early Redemption	:	The Company has the option to redeem the debentures at the end of the third year from the issue date pursuant to the Terms and Conditions governing rights and obligations of the Company and the debentureholders
Lead Manager for debentures	:	Merrill Lynch Phatra Securities Company Limited
Co-Manager for debentures	:	Standard Chartered Bank, Bangkok branch

Warrants : Additional information are amount to be offered, offering price, and exercise price which are summarized in details of warrants as follows:

Securities	:	Warrants to purchase newly-issued ordinary shares of the Company
Type of warrants	:	Name registered form and transferable warrants
Maturity	:	Five years from the issue date
Amount to be offered	:	200 million units
Offering price per unit	:	Baht 3.10
Exercise ratio	:	1 unit of warrant : 1 ordinary share
Exercise price	:	Baht 20.50 per share

Exercise period	:	Every three months from the issue date
Financial Advisor and Lead Underwriter for warrants	:	Merrill Lynch Phatra Securities Company Limited

In addition, subscription periods of debentures and warrants are on May 20-21, 2002, from 9.00 a.m. to 4.00 p.m. and May 22, 2002, from 8.30 a.m. to 10.30 a.m., and details of the registration statement of securities offering and the draft prospectus of the Company can be verified at www.sec.or.th.

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 14, 2002

SH 031/2002

May 14, 2002

Subject : Submission of the Reviewed Financial Statements for the First Quarter of Year 2002

To : The President
Stock Exchange of Thailand

Enclosure : One set of reviewed financial statements for the first quarter of the year 2002

The Board of Director Meeting of Shin Corporation Public Company Limited ("the Company") No. 3/2002 held on May 14, 2002 at 2.00 p.m. approved the balance sheets, profit and loss statements and cash flow statements for the first quarter ended March 31, 2002. The Company would like to submit the reviewed financial statements for first quarter of 2002 with an explanation of changes in operation results.

The Company reported a net profit for the first quarter of 2002 of Baht 1,703 million, an increase of Baht 722 million or 74% from the first quarter of 2001 (Baht 981 million) due mainly to:

1. The Company's other income increased from Baht 197 million in the first quarter of 2001 to Baht 329 million for the same period in 2002. This was mainly due to the gain on deemed disposal of interest on dilution in ITV Public Company Limited (ITV) of Baht 283 million after ITV offered 300 million new ordinary shares at the price of Baht 6 per share (par value Baht 5 per share) through IPO. In addition, the Company had gain from sale of investments (by equity method) in an amount of Baht 24 million after selling 20 million of ITV ordinary shares held by the Company to the public at the same time and same price (Baht 6 per share) as the ITV's IPO. As a result of aforementioned transaction, the Company's holding in ITV reduced from 77.48% to 55.53%.

2. The Company had share of profit of investment – equity method in quarter of 2002 Baht 1,396 million increased from Baht 842 million in quarter 1/2001 or an increase of Baht 544 million (66%). Details are as follows:

Unit : Baht Million

	Quarter 1/2002	***Quarter 1/2001***	***% of change***
Advanced Info Service Public Company Limited	1,379	915	51%
Shin Satellite Public Company Limited	210	124	69%
ITV Public Company Limited	(170)	(104)	64%
AD Venture Co., Ltd.	(25)	72	-134%
Digital Phone Co., Ltd.	-	(164)	-100%
Other	2	(1)	239%
Total	***1,396***	***842***	***66%***

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2002 AND 2001

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2002 and the related consolidated and company statements of income, changes in shareholders' equity, retained earnings and cash flows for the three-month periods ended 31 March 2002 and 2001 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These interim financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these interim financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2001 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 14 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
3 May 2002

Balance Sheets
As at 31 March 2002 and 31 December 2001

	Notes	Consolidated 31 March 2002 Unaudited Baht'000	Consolidated 31 December 2001 Audited Baht'000	Company 31 March 2002 Unaudited Baht'000	Company 31 December 2001 Audited Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		3,657,210	2,066,763	994,010	993,235
Current investments		15,421	238,975	-	-
Trade accounts and notes receivable, net	4	2,071,032	1,877,875	776,830	760,885
Amounts due from, advances and short-term loans to related parties	11	9,672	14,939	860,880	958,336
Inventories, net		109,791	112,708	1,401	4,827
Other current assets		704,953	613,869	66,850	6,048
Total current assets		6,568,079	4,925,129	2,699,971	2,723,331
Non-current assets					
Investments in subsidiaries, associates and joint ventures	5	20,208,763	18,770,061	25,805,204	24,225,794
Other investments		49,505	49,505	30,600	30,600
Loans to related party	11	-	-	107,185	-
Property and equipment, net	6	6,831,653	6,070,430	78,531	83,223
Other assets					
Property and equipment under concession agreements, net	6	8,390,828	8,610,380	-	-
Goodwill, net	6	1,735,123	2,385,303	-	-
Intangible assets, net	6	386,066	407,440	34,780	36,602
Other assets		66,481	138,247	8,608	70,977
Total non-current assets		37,668,419	36,431,366	26,064,908	24,447,196
Total assets		44,236,498	41,356,495	28,764,879	27,170,527

Director ______________________ Director ______________________

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements.

	Notes	Consolidated 31 March 2002 Unaudited Baht'000	Consolidated 31 December 2001 Audited Baht'000	Company 31 March 2002 Unaudited Baht'000	Company 31 December 2001 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	7	6,133,580	5,990,098	2,740,376	2,727,432
Trade accounts and notes payable		1,289,184	1,667,579	404,722	433,848
Amounts due to and loans from related parties	11	2,958	825	-	388
Current portion of long-term borrowings	7	1,112,647	582,609	550,744	480
Current portion of long-term debentures	7	1,500,000	1,500,000	-	-
Current portion of forward contracts payable, net		216,930	202,645	-	-
Accrued concession fee		893,823	561,659	-	-
Provisions for liabilities and charges		1,738,410	1,768,045	1,738,410	1,768,045
Other current liabilities		993,717	1,124,794	155,937	213,916
Total current liabilities		13,881,249	13,398,254	5,590,189	5,144,109
Non-current liabilities					
Long-term borrowings, net	7	3,240,847	3,615,186	671,425	1,217,677
Other liabilities		391,667	384,307	6,618	7,243
Total non-current liabilities		3,632,514	3,999,493	678,043	1,224,920
Total liabilities		17,513,763	17,397,747	6,268,232	6,369,029
Shareholders' equity					
Share capital					
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares	8	2,937,000	2,937,000	2,937,000	2,937,000
Premium on share capital	8	4,837,500	4,837,500	4,837,500	4,837,500
Cumulative foreign currency translation adjustment		2,471	10,480	2,471	10,480
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		14,219,676	12,516,518	14,219,676	12,516,518
Total parent's shareholders' equity		22,496,647	20,801,498	22,496,647	20,801,498
Minority interests		4,226,088	3,157,250	-	-
Total shareholders' equity		26,722,735	23,958,748	22,496,647	20,801,498
Total liabilities and shareholders' equity		44,236,498	41,356,495	28,764,879	27,170,527

SHIN CORPORATION

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 31 March 2002 and 2001

	Notes	Consolidated		Company	
		31 March 2002 Unaudited Baht'000	31 March 2001 Unaudited Baht'000	31 March 2002 Unaudited Baht'000	31 March 2001 Unaudited Baht'000
Revenues					
Revenues from sales and services		2,129,690	2,096,306	89,898	148,979
Other income	9	378,913	337,731	329,152	196,648
Share of profit of investment - equity method	5	1,445,016	847,576	1,396,167	841,571
Total revenues		3,953,619	3,281,613	1,815,217	1,187,198
Expenses					
Cost of sales and services		1,567,933	1,428,195	29,380	135,715
Selling and administrative expenses		373,669	537,456	39,720	32,694
Directors' remuneration		1,467	1,406	1,080	940
Total expenses		1,943,069	1,967,057	70,180	169,349
Income before interest and tax		2,010,550	1,314,556	1,745,037	1,017,849
Interest expense		(141,112)	(200,269)	(41,879)	(36,913)
Income tax		(24,253)	(10,750)	-	-
Income before minority interests		1,845,185	1,103,537	1,703,158	980,936
Share of net result from subsidiaries to minority interests		(142,027)	(122,601)	-	-
Net income for the period		1,703,158	980,936	1,703,158	980,936
Basic and diluted earnings per share (Baht)	3				
Net income for the period		0.58	0.33	0.58	0.33

SHIN CORPORATION

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements.

Statements of Retained Earnings (unaudited)

	Consolidated		Company	
	31 March 2002 Unaudited Baht'000	31 March 2001 Unaudited Baht'000	31 March 2002 Unaudited Baht'000	31 March 2001 Unaudited Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	500,000	500,000	500,000	500,000
Increase during the period	-	-	-	-
Ending balance	500,000	500,000	500,000	500,000
Unappropriated retained earnings				
Beginning balance	12,516,518	9,696,330	12,516,518	9,696,330
Net income for the period	1,703,158	980,936	1,703,158	980,936
Ending balance	14,219,676	10,677,266	14,219,676	10,677,266
Retained earnings, ending balance	14,719,676	11,177,266	14,719,676	11,177,266

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements.

	Consolidated (Baht'000)						
	Issued and paid up share capital	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2000	2,937,000	4,837,500	500,000	9,696,330	10,711	2,122,985	20,104,526
Foreign currency translation adjustment							-
increase during the period	-	-	-	-	3,868	-	3,868
Net income for the period	-	-	-	980,936	-	-	980,936
Minority interests increase during the period	-	-	-	-	-	184,145	184,145
As at 31 March 2001	2,937,000	4,837,500	500,000	10,677,266	14,579	2,307,130	21,273,475
As at 31 December 2001	2,937,000	4,837,500	500,000	12,516,518	10,480	3,157,250	23,958,748
Foreign currency translation adjustment							
decrease during the period	-	-	-	-	(8,009)	-	(8,009)
Net income for the period	-	-	-	1,703,158	-	-	1,703,158
Minority interests increase during the period	-	-	-	-	-	1,068,838	1,068,838
As at 31 March 2002	2,937,000	4,837,500	500,000	14,219,676	2,471	4,226,088	26,722,735

	Company (Baht'000)						
	Issued and paid up share capital	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2000	2,937,000	4,837,500	500,000	9,696,330	10,711	-	17,981,541
Foreign currency translation adjustment							
increase during the period	-	-	-	-	3,868	-	3,868
Net income for the period	-	-	-	980,936	-	-	980,936
As at 31 March 2001	2,937,000	4,837,500	500,000	10,677,266	14,579	-	18,966,345
As at 31 December 2001	2,937,000	4,837,500	500,000	12,516,518	10,480	-	20,801,498
Foreign currency translation adjustment							
decrease during the period	-	-	-	-	(8,009)	-	(8,009)
Net income for the period	-	-	-	1,703,158	-		1,703,158
As at 31 March 2002	2,937,000	4,837,500	500,000	14,219,676	2,471	-	22,496,647

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements

Statements of Cash Flows (unaudited)

	Notes	Consolidated 31 March 2002 Unaudited Baht'000	Consolidated 31 March 2001 Unaudited Baht'000	Company 31 March 2002 Unaudited Baht'000	Company 31 March 2001 Unaudited Baht'000
Cash flows from/(used in) operating activities	10	520,048	255,545	(92,617)	(81,083)
Cash flows from investing activities					
Investments in subsidiaries, associates, joint ventures		-	(9,444)	-	-
Purchase of property and equipment	6	(1,169,247)	(295,763)	(1,299)	(2,364)
Investments in intangible assets	6	(200)	(7,113)	-	-
Investments in property and equipment under concession agreements	6	(7,539)	(16,412)	-	-
Decrease/(increase) in short-term investments		223,554	(25,728)	-	-
Payment of loan and advance to related companies		-	-	(9,728)	(371,397)
Receipts from loans to related company		5,235	11,100	-	320,000
Disposals of subsidiaries and joint venture, net of cash disposed		-	(12,311)	-	-
Proceeds from disposal of investments in subsidiaries	5	120,000	209,076	120,000	12
Proceeds from disposal of property and equipment		5,625	2,348	19	5
Net cash flow from (used in) investing activities		(822,572)	(144,247)	108,992	(53,744)
Cash flows from financing activities					
Receipts from short-term loans	7	1,584,534	857,773	50,000	430,873
Receipts from long-term loans	7	42,701	1,216,646	-	550,000
Receipts from share capital arisen in joint venture and subsidiary		1,800,000	183,600	-	-
Share issued cost		(54,000)	-	-	-
Proceed from share subscription		-	95,585	-	-
Repayments of short-term loans	7	(1,430,650)	(1,954,401)	(50,088)	(800,000)
Repayments of long-term loans	7	(34,879)	(87,048)	(160)	(53)
Net cash flow from (used in) financing activities		1,907,706	312,155	(248)	180,820
Net increase in cash and cash equivalents		1,605,182	423,453	16,127	45,993
Cash and cash equivalents, beginning balance		2,066,763	3,258,889	993,235	2,072,932
Unrealised gain (loss) on exchange rate		(14,735)	98,148	(15,352)	72,676
Cash and cash equivalents, ending balance		3,657,210	3,780,490	994,010	2,191,601

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements.

Statements of Cash Flows (continued) (unaudited)

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the three-month periods ended 31 March 2002 and 2001 are as follows:

	Consolidated		Company	
	31 March 2002 Baht' Million	31 March 2001 Baht' Million	31 March 2002 Baht' Million	31 March 2001 Baht' Million
Interest paid	112.40	104.77	44.40	47.79
Income tax paid	12.83	7.49	-	1.23

Non-cash transactions

Increasing in property and equipment by liabilities	441.95	632.26	-	-
Leased assets	4.20	3.27	1.43	3.27
Convert accounts payable - purchase of equipment to long-term loan	87.73	-	-	-

The notes to the interim consolidated and company financial statements on pages 9 to 22 are an integral part of these interim financial statements.

1. **Accounting policies**

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001 except for a change in interim revenue recognition for the telephone directory publication of a joint venture from a percentage of completion method to recognise revenues evenly over the year of publication. The impact of such change to the interim consolidated financial statements is not significant, therefore, no restatement has been made.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2. **Segment information**

Financial information by business segments:

For the three-month period ended 31March 2002 (Baht Million)

	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	967.95	172.91	101.32	45.58	851.37	85.55	(94.99)	2,129.69
Segment result	337.52	72.08	(44.44)	2.95	(170.46)	(11.29)	0.26	186.62
Operating profit								186.62

For the three-month period ended 31March 2001 (Baht Million)

	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	944.16	521.12	114.85	159.62	358.73	23.37	(25.54)	2,096.31
Segment result	276.68	(70.18)	(44.74)	17.26	(21.41)	(28.46)	0.09	129.24
Operating profit								129.24

3. **Earnings per share**

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002 : 2,937.0 million shares, 2001 : 2,937.0 million shares).

For comparison purposes, the Company has recalculated earnings per share for the three-month period ended 31 March 2001 by considering the weighted average number of ordinary shares in accordance with the amendment to the par value and number of shares in August 2001.

3. **Earnings per share (continued)**

The warrants outstanding are in connection with the directors and employees share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

4. **Trade accounts and notes receivable, net**

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Trade accounts and notes receivable				
- Third parties	1,662.44	1,569.39	562.11	479.24
- Related parties (Note 11)	121.84	104.34	5.12	6.88
Accrued income	815.40	722.47	210.50	275.67
Total trade accounts and notes receivable	2,599.68	2,396.20	777.73	761.79
Less Allowance for doubtful accounts	(528.65)	(518.33)	(0.90)	(0.91)
Total trade accounts and notes receivable, net	2,071.03	1,877.87	776.83	760.88

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Current - 3 months	792.82	773.68	341.68	379.11
Overdue 3 - 6 months	213.24	218.56	154.57	34.75
Overdue 6 - 12 months	155.08	103.05	35.06	43.04
Overdue over 12 months	501.30	474.10	30.80	22.34
Total	1,662.44	1,569.39	562.11	479.24
Less Allowance for doubtful accounts of third parties	(528.65)	(518.33)	(0.90)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,133.79	1,051.06	561.21	478.33

5. **Investments in subsidiaries, associates and joint ventures**

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 March 2002 and 31 December 2001 comprise:

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Investments in subsidiaries	-	-	6,071.27	5,842.35
Investments in associates	20,208.76	18,770.06	19,707.25	18,327.99
Investments in joint ventures	-	-	26.68	55.45
Total long-term investments	20,208.76	18,770.06	25,805.20	24,225.79

SHIN CORPORATION

5. **Investments in subsidiaries, associates and joint ventures (continued)**

b) Movements in investment in subsidiaries, associates and joint ventures for the three-month period ended 31 March 2002 comprise:

	Consolidated 31 March 2002 Baht Million	Company 31 March 2002 Baht Million
Transaction during the three-month period ended 31 March 2002		
Opening net book value	18,770.06	24,225.79
Disposals	-	(92.03)
Share of net results from investments	1,445.01	1,396.17
Gain on dilution (Note 9)	-	283.28
Foreign currency translation adjustment	(6.31)	(8.01)
Closing net book value	20,208.76	25,805.20

c) The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows :

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited	Broadcasting of UHF system	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Shinawatra Information Technology Company Limited	Trading hardware and software and rendering service to telecommunications projects in both state and private sectors	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the Telephone Organisation of Thailand	Thailand	Baht
Kalamazoo IT Company Limited	Trading automobile dealership management information software and associated services	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip
Joint venture			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the Telephone Organisation of Thailand	Thailand	Baht

SHIN CORPORATION

5. **Investments in subsidiaries, associates and joint ventures (continued)**

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated –31 March 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	10,863.27	19,670.73	-
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(611.35)	535.84	-
Total investments in associates			9,994.67	10,214.09	20,208.76	-

	Consolidated –31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,483.18	18,290.64	437.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(669.96)	477.23	59.64
Total investments in associates			9,994.67	8,775.39	18,770.06	497.12

SHIN CORPORATION

5. **Investments in subsidiaries, associates and joint ventures (continued)**

Subsidiaries	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Company – 31 March 2002 (Baht Million)					
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	550.43	2,619.01	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(399.62)	2,897.64	-
AD Venture Company Limited	550.00	90.91	500.00	(186.57)	313.43	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	18.97	28.97	-
SC Matchbox Company Limited	9.00	74.97	45.00	163.43	208.43	-
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,920.84	150.43	6,071.27	-
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	10,899.79	19,707.25	-
Total investment in associate			8,807.46	10,899.79	19,707.25	-
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(848.92)	26.68	-
Total investments in joint venture			875.60	(848.92)	26.68	-

Subsidiaries	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
	Company – 31 December 2001 (Baht Million)					
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	348.49	2,417.07	-
ITV Public Company Limited	4,250.00	77.48	3,400.53	(523.68)	2,876.85	-
AD Venture Company Limited	550.00	90.91	500.00	(161.82)	338.18	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	11.96	21.96	-
SC Matchbox Company Limited	9.00	74.97	45.00	141.28	186.28	33.74
Merry International Investments Corporations	US$ 1.00	100.00	-	2.01	2.01	-
Total investments in subsidiaries			6,024.11	(181.76)	5,842.35	33.74
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,520.53	18,327.99	437.48
Total investment in associate			8,807.46	9,520.53	18,327.99	437.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(820.15)	55.45	-
Total investments in joint venture			875.60	(820.15)	55.45	-

SHIN CORPORATION

5. **Investments in subsidiaries, associates and joint ventures (continued)**

e) Significant movements in investments during the three-month period ended 31 March 2002

ITV Public Company Limited

ITV was listed on the Stock Exchange of Thailand on 13 March 2002. ITV issued an additional 300 million shares through an initial public offering during 27 February 2002 to 1 March 2002 at Baht 6 per share with a par value of Baht 5 per share. Total proceeds were Baht 1,800 million.

The Company also disposed of 20 million ITV shares through a public offering at a price of Baht 6 per share. As a result of the issuance of share capital of ITV and the disposal of investment in ITV, the Company's interest in ITV decreased from 77.48% to 55.53%. The gain on dilution amounting to Baht 283.28 million (Note 9) and gain on sale of investment amounting to Baht 24.15 million (Note 9) have been recognised as income in the three-month period ended 31 March 2002.

6. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	**Property and equipment under concession agreements**	**Goodwill**	**Intangible assets**
Transaction during the three-month period ended 31 March 2002				
Opening net book value	6,070.43	8,610.38	2,385.30	407.44
Additions	886.06	7.54	-	0.20
Disposals of subsidiary (Note 5)	-	-	(49.00)	-
Decreased from dilution of interest in subsidiary (Note 5)	-	-	(571.25)	-
Write-off, net	(1.62)	-	-	(0.06)
Disposals, net	(5.50)	-	-	-
Transferred, net	0.35	3.69	-	6.34
Depreciation/amortisation charge	(97.38)	(230.78)	(29.93)	(27.85)
Foreign currency translation adjustment	(20.69)	-	-	-
Closing net book value	6,831.65	8,390.83	1,735.12	386.07
As at 31 March 2002				
Cost	8,331.00	13,889.59	1,863.09	838.82
Less Accumulated depreciation/ amortisation	(1,499.35)	(5,498.76)	(127.97)	(452.75)
Net book value	6,831.65	8,390.83	1,735.12	386.07

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transaction during the three-month period ended 31 March 2002		
Opening net book value	83.22	36.60
Additions	2.72	-
Write-off, net	(0.99)	-
Disposals, net	-	-
Depreciation/amortisation charge	(6.42)	(1.82)
Closing net book value	78.53	34.78
As at 31 March 2002		
Cost	568.50	47.73
Less Accumulated depreciation/amortisation	(489.97)	(12.95)
Net book value	78.53	34.78

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2002 Currency Million	31 December 2001 Currency Million
Property and equipment and concession assets		
US Dollars	112.56	127.44
Norwegian Kroner	16.56	-

7. **Borrowings**

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Current	8,746.22	8,072.71	3,291.12	2,727.91
Non-current	3,240.85	3,615.18	671.43	1,217.67
Total borrowings	11,987.07	11,687.89	3,962.55	3,945.58

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2002		
Opening balance	11,687.89	3,945.58
Additions	1,784.59	51.43
Repayments	(1,465.53)	(50.25)
Amortisation of bill of exchange discounted	21.21	15.79
Foreign currency translation adjustment	(41.09)	-
Closing balance	11,987.07	3,962.55

8. Share capital and premium

	For the three-month period ended 31 March 2002			
	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Issued and paid-up share capital				
Beginning balance	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	-	-	-
Ending balance	2,937.00	2,937.00	4,837.50	7,774.50

As at 31 March 2002, the total authorised number of ordinary shares is 5,000 million (31 December 2001 : 5,000 million shares) with par value of Baht 1 per share (31 December 2001 : Baht 1 per share). Issued shares of 2,937 million shares are fully paid. The warrants outstanding at 31 March 2002 were 29 million units.

On 26 March 2002, the Board of Directors meeting approved the issuance and offering of 29 million warrants, or equivalent to 0.99% of the Company's total paid up share capital (before dilution) to directors and employees whose are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to directors and employees on 27 March 2002 at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	For the three-month period ended 31 March 2002		
	Director Unit Thousand	Employee Unit Thousand	Total Unit Thousand
At beginning of period	-	-	-
Granted	18,593	10,407	29,000
Exercised	-	-	-
At end of period	18,593	10,407	29,000

9. Other income

Other income for the three-month periods ended 31 March 2002 and 2001 comprised:

	Consolidated		Company	
	31 March 2002 Baht Million	31 March 2001 Baht Million	31 March 2002 Baht Million	31 March 2001 Baht Million
Gain on sale of investment (Note 5 e)	24.15	130.98	24.15	-
Gain on deemed disposal of interest on dilution of investment in joint venture and subsidiary (Note 5 b, e)	283.28	150.30	283.28	150.30
Interest income	8.14	30.26	5.85	30.96
Others	63.34	26.19	15.87	15.39
	378.91	337.73	329.15	196.65

10. Cash flows from operating activities

Reconciliation of net income to cash flow from operating activities for the three-month periods ended 31 March 2002 and 2001 :

	Notes	Consolidated 31 March 2002 Baht'000	Consolidated 31 March 2001 Baht'000	Company 31 March 2002 Baht'000	Company 31 March 2001 Baht'000
Cash flows from operating activities					
Net income for the period		1,703,158	980,936	1,703,158	980,936
Depreciation charges	6	97,382	92,729	6,425	7,393
Amortisation charges	6	288,556	392,292	1,822	553
Gains on sales of investments	9	(24,153)	(130,985)	(24,153)	-
Share of net result of investments from subsidiaries, joint ventures and associates	5	(1,445,016)	(847,576)	(1,396,167)	(841,571)
Gain on deemed disposal of interest on dilution of investments in joint venture and subsidiary	9	(283,279)	(150,296)	(283,279)	(150,296)
Unrealised (gain) loss on exchange rate		(33,154)	116,972	(14,283)	(13,344)
Realised (gain) loss on exchange rate		(8,554)	(19,845)	(118)	1,063
Allowance for doubtful accounts	4	10,330	2,134	-	-
Share of net result in subsidiaries to minority interests		142.027	122,602	-	-
Others		44,950	27,356	12,543	(7,067)
(Increase) decrease in trade accounts and notes receivable		(197,153)	58,486	(15,945)	(101,764)
(Increase) decrease in inventories		2,721	(3,892)	3,426	60,703
(Increase) decrease in other current assets		(33,465)	10,884	(3,215)	27,941
(Increase) decrease in other assets		3,993	(67,086)	4,781	7,132
Increase (decrease) in trade accounts and notes payable		(43,491)	(464,012)	(29,009)	69,894
Increase in accrued concession fee		332,165	-	-	-
Increase (decrease) in other current liabilities		(44,329)	220,977	(57,978)	(122,656)
Increase (decrease) in other liabilities		7,360	(86,131)	(625)	-
Net cash flows from (used in) operating activities		520,048	255,545	(92,617)	(81,083)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are the principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Transactions of work in progress between a subsidiary and related party were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 31 March 2002 and 2001 as follows:

a) Sales of goods and services

	Consolidated		Company	
	31 March 2002 Baht Million	31 March 2001 Baht Million	31 March 2002 Baht Million	31 March 2001 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	12.34	8.17
Interest income	-	-	2.29	3.17
Dividend	-	-	-	33.74
	-	-	14.63	45.08
Associates				
Consulting and management service	72.85	29.92	72.85	29.92
Computer services income	19.07	11.54	-	-
Rental and advertising income (Gross 2002 : Baht 500.41 million 2001 : Baht 322.89 million)	159.13	108.59	-	-
	251.05	150.05	72.85	29.92
Joint ventures				
Consulting and management service	0.95	1.25	0.32	2.35
Advertising income	-	7.31	-	-
Interest income	-	0.03	-	0.06
	0.95	8.59	0.32	2.41
Related parties				
Computer services income and others	1.62	1.61	0.04	-
	1.62	1.61	0.04	-

11. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	31 March 2002 Baht Million	31 March 2001 Baht Million	31 March 2002 Baht Million	31 March 2001 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	1.13	0.92
Rental and advertising expense	-	-	3.96	0.36
	-	-	5.09	1.28
Associates				
Roaming fee	-	51.21	-	-
Rental and other expenses	28.53	36.08	1.66	2.46
	28.53	87.29	1.66	2.46
Joint ventures				
Advertising expense	0.06	-	0.06	0.01
Related parties				
Rental and other expenses	19.61	19.49	6.05	5.44
Payment for work in progress	53.69	43.96	-	-
	73.30	63.45	6.05	5.44

c) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	4.75	4.10
Associates	121.44	101.21	-	2.42
Joint ventures	0.07	0.01	0.11	-
Related parties	0.33	3.12	0.26	0.36
Total trade accounts receivable - related parties	121.84	104.34	5.12	6.88
Accrued income - related parties				
Subsidiaries	-	-	0.77	3.01
Associates	257.62	201.48	17.21	4.34
Joint ventures	-	-	0.06	0.09
Related parties	-	0.08	-	0.01
Total accrued income - related parties	257.62	201.56	18.04	7.45
Trade accounts payable - related parties				
Subsidiaries	-	-	-	0.82
Associates	9.94	17.72	-	0.04
Related parties	3.24	3.88	-	0.53
Total trade accounts payable - related parties	13.18	21.60	-	1.39

11. Related party transactions (continued)

d) Amounts due from, advances and loans to related parties

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	779.30	779.31
Associates	0.21	3.39	0.02	0.25
Joint ventures	-	0.02	-	0.03
Related parties	9.46	11.53	0.10	0.11
Total amounts due from and advances to related parties	9.67	14.94	779.42	779.70
Loans to related parties				
Current portion - Subsidiaries	-	-	81.46	178.64
Total loans to related parties	-	-	81.46	178.64
Total amounts due from, advances and loans to related parties	9.67	14.94	860.88	958.34
Long-term loans to related parties				
Subsidiaries	-	-	107.18	-

Movement of loans to related parties	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2002		
Beginning balance	-	178.64
Addition	-	10.00
Ending balance	-	188.64

This loan bears interest at 6.25% - 6.50% p.a. The loan included loan to a subsidiary in the amount of Baht 178 million, which was rescheduled to equally repaid by semi-annually starting from September 2002 until September 2004.

e) Amount due to and loan from related parties

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Amount due to and loan from related parties				
Subsidiaries	-	-	-	0.39
Associates	1.48	0.43	-	-
Related parties	1.47	0.40	-	-
Total amount due to and loan from related parties	2.95	0.83	-	0.39

SHIN CORPORATION

11. Related party transactions (continued)

f) Other current assets

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Customer deposits				
Associates	57.59	-	57.59	-
Total other current assets	57.59	-	57.59	-

g) Other assets

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Customer deposits				
Associates	4.23	67.70	0.20	62.80
Related parties	10.65	10.94	7.00	8.18
Total other assets	14.88	78.64	7.20	70.98

h) **Warrants granted to directors (Note 8)**

i) ***Commitments with related parties***

Significant commitments with related parties are as follows:

1) The Company and a subsidiary have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 355.83 million and US$ 9.39 million (31 December 2001: Baht 697.51 million and US$ 8.94 million). Under the terms of the commitments, the Company must hold its interests in the subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

2) As at 31 March 2002, a subsidiary had a contingent liability for a long-term loan guaranteeing for its subsidiary in the amount of Baht 810.71 million. (31 December 2001: Baht 788.71 million).

3) Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for periods of 2 years with options to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements amounting to approximately Baht 17.10 million per month (2001: Baht 13.50 million per month).

SHIN CORPORATION

12. Contingencies

As at 31 March 2002, the Group had commitments with banks, in respect of letters of guarantees for satellite space leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 910.57 million (31 December 2001: Baht 975.30 million) on a consolidated basis and Baht 252.70 million (31 December 2001: Baht 252.70 million) on a company basis.

Shin Satellite Public Co., Ltd.'s (SSA) share of results of LTC has been adjusted to account for an estimated operating lease payment required to be paid by LTC to the Government of the Laos PDR. However, it does not include an amount of US$ 2.53 million (being US$ 0.6 million per annum for the period from 1996 to 31 March 2002 net of income tax of 20%) claimed by the Government of the Laos PDR from LTC for lease expenses presently under negotiation between SSA and Laos PDR. A provision has not been made in these interim financial statements since management believes that the result of the negotiations will be favorable to the company.

CSC, a subsidiary company of SSA, was investigated by the Customs Department in respect of the completeness of the declaration of taxes paid on the importation of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation will not have any material adverse effect on CSC.

A subsidiary is a defendant in various legal actions. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provisions or accruals in respect of such legal actions have been raised in these interim financial statements.

13. Other significant events

Debenture and warrants

On 28 February 2002, the Company's Board of Directors' meeting passed a resolution on the issuance and offer for the sale of debentures. The debentures will be unsubordinated and unsecured debentures with the total amount not exceeding Baht 4,000 million. The maturity date will not exceed 10 years from the issue and offer date.

Furthermore, the Company's Board of Directors' meeting passed a resolution on the warrants to shareholders and public to purchase ordinary shares of the Company not exceeding 300 million units with the maturity date not exceeding 10 years from the issue and offer date. The exercise ratio will be 1 warrant per 1 ordinary share and the exercise price should not be less than 5 percent over the average price of the trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of warrants.

The Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any conditions and other details necessary for and pertinent to the issuance and offer for sale of debenture and warrants.

Dividend payment from subsidiaries and associate

The annual general shareholders' meetings of Advanced Info Service Public Company Limited, SC Matchbox Company Limited and I.T. Applications and Services Company Limited held on 29 April 2002, 23 April 2002 and 23 April 2002, respectively passed resolutions to pay dividends of Baht 0.40 per share (totalling Baht 505 million), Baht 177.77 per share (totalling Baht 120 million) and Baht 5 per share (totalling Baht 5 million), respectively. The payments will be made to the Company on 23 May 2002, 25 April 2002 and 30 April 2002, respectively.

14. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

SHIN CORPORATION

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 14, 2002

SH 032/2002

May 14, 2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting No3/2002.

To: The President
Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") at the meeting No. 3/2002 held on May 14, 2002 at 2.00 p.m. at the Board Room, 20th Floor, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.2 /2002 held on March 26, 2002.

2. Approved the new Charter of the Audit Committee, the details are as attached.

Shin Corporation Public Company Limited
Charter of the Audit Committee

In order to assist the Audit Committee of the Company to perform its duties and to discharge its responsibilities effectively and in compliance with international standard and good governance guidelines, the Board of Directors deems it appropriate to adopt the charter of the Audit Committee as follows;

1. Powers, Duties and Responsibilities

   1.1 To carry out the review of the Company's financial report to ensure that financial position of the Company are fairly presented and that they are prepared in accordance with generally accepted accounting principles.

   1.2 To carry out the review of the adequacy and effectiveness of internal control system and Internal Auditing system.

   1.3 To carry out the review to ensure compliance with Securities and Exchange Acts, regulations of the Stock Exchange of Thailand and any other relevant laws.

   1.4 To consider, select and propose the appointment of the company's external auditor including the annual audit fees.

   1.5 To carry the review to ensure compliance with the laws in connection with disclosure of related transactions or transactions that may lead to conflict-of-interests.

   1.6 To review the adequacy and effectiveness of risk management system of the Company.

   1.7 To review and give opinion on the internal audit plan and performance of Internal Audit Office and coordinate works with the company's external auditors.

   1.8 To prepare an audit committee activities report which must be signed by the Chairman of the Audit Committee and disclose in the company's annual report.

   1.9 To report the Audit Committee activities to the Board of directors at least 4 times a year.

   1.10 In performing its duties, The Audit Committee shall have the power to invite members of the Management, officers and employees of the Company to give statements, to attend the meeting and to deliver necessary documents.

   1.11 To engage consultants or independent persons to provide opinion or advice if necessary, in accordance with the Company's regulations.

   1.12 To carry out any other works designated by the Board of Directors and agreed to by the Audit Committee.

2. Membership

   2.1 The Audit Committee shall consist of directors of the Company who have the qualifications as stipulated in the notification of the Stock Exchange of Thailand.

   2.2 Members of the Audit Committee shall be appointed by the Board of Directors of the company.

2.3 The Audit Committee shall have not less than 3 members and at least one such member must have expertise and experience in accounting or finance.

2.4 The Chairman of the Audit Committee shall be appointed by the Board of Directors.

2.5 The Chief of the Internal Audit office shall be the secretary of the Audit Committee.

3. Term of the Appointment

A member of the Audit Committee shall be appointed for a term of two (2) years. A member who vacates his office at the end of the term may be re-elected. Apart from vacating office at the end of the term, a member of the Audit Committee shall vacate office upon:

3.1 Death

3.2 Resignation

3.3 Being disqualified under this charter or the criteria prescribed by the Stock Exchange of Thailand

3.4 Being retired from office by the resolution of the Board of Directors.

The Audit Committee member who wishes to resign must tender his resignation letter to the Chairman of the Board of Directors and upon the approval of the Board of Directors. In case all of the members vacate office, the Audit Committee shall remain in office until the new Audit Committee is appointed. In case member of the Audit Committee vacates office during the term of the appointment, the Board of Directors shall appoint the new member within 90 days. The new member shall hold the office only for the remaining term of the member he replaced.

4. Meeting

The Audit Committee meeting shall be held at least four times a year. In calling a meeting, the Chairman of the Audit Committee or Secretary of the Audit Committee as instructed by the Chairman shall send and invitation letter to all member 7 days in advance. The Chairman of the Audit Committee may call special meeting to consider urgent matters.

5. Quorum,

At least 2 members must be present at the meeting to form a quorum. In case of the Chairman of the Audit committee is absent or cannot perform his duties, the remaining member shall elect one member as a chairman of the meeting.

Decisions of the meeting of the Audit Committee shall be made by majority vote. Each member shall have one vote. The member who has conflict of interests in any matter is not entitled to vote on such matter. In case of equality of vote, the Chairman of the meeting shall have a casting vote.

Decisions of the Audit Committee can be made by circulation, provide that all members of the Audit Committee concur in the decision and affix their signatories to the minutes.

6. Remuneration.

The Audit Committee's Remuneration shall be considered by the Board of Directors as appropriate.

7. Responsible Offices.

Management, executive director or department head are requested to report and to assist the Audit Committee.

Effective on May 15, 2002.